Filed by Market Leader, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

In connection with the announcement of the merger between Market Leader, Inc. and Trulia, Inc, on May 8, 2013, Ian Morris, CEO of Market Leader, Inc posted the blog post on marketleader.com set forth below:

Market Leader is Being Acquired by Trulia

Today is an exciting day for the team here at Market Leader.

Today, it was announced that Market Leader is being acquired by Trulia.

Market Leader, as anyone reading this post on our blog would probably know, is the leading provider of Internet based customer relationship management & marketing software in the residential real estate industry. Trulia is a leading online destination for real estate, enabling real estate professionals to communicate with hundreds of thousands of transaction-ready home buyers and sellers each month. The combined company will have more than 135,000 software customers using Market Leader software AND more than 31 million home buyers and sellers that visit Trulia each month.

So, what does this mean for Market Leader Customers?

It will be business as usual at Market Leader.

Market Leader will continue to operate under the Market Leader brand and continue day-to-day operations largely unchanged. Our products and services you count on to help you grow your business will continue, and our roadmap for frequent product enhancements and new products will continue as well.

We are all excited about this deal, and both our management team and employees will be here with the same responsibilities as before.

Over time, we expect that we will be able to offer you various additional products and services that will arise from integration of the two companies’ products.

Stay tuned as there are great things to come. Feel free to leave us a comment or ask a question. Below you can find a list of questions and answers we prepared for our customers.

Some Questions you might have:

Q: What are you announcing?

A: Trulia is acquiring Market Leader, and we believe the combined two companies will be the clear online real estate industry leader. The combination of Trulia and Market Leader will provide Market Leader’s 135,000 software customers with an incredible opportunity to gain access to the millions of transaction-ready consumers that visit Trulia each month, while providing Trulia customers with the sales and marketing platform they need to close more business.

Q: How is this going to help my business?

A: The merger of Market Leader and Trulia combines massive consumer demand with the only comprehensive software solution in the industry. Market Leader customers will continue to receive all the benefits from Market Leader existing products and services, and, over time, will benefit from new opportunities arising from integration of the two companies’ products.

Q: What will happen to the Market Leader products I own?

A: We will continue to support and invest in our current products. In fact, we believe that this combination will enable us to deliver even more enhancements, and more value to all of our customers on an ongoing basis.

Q: Will the price I’m currently paying change?

A: No. This deal does not change your pricing.

Q: Will there be big changes at Market Leader?

A: There will not be big changes at Market Leader. Market Leader will continue to operate under the Market Leader brand, be led by our CEO Ian Morris (that’s me) and the current management team, and largely continue all day-to-day operations unchanged. We are all very excited about this combination and what it will do for our customers and our employees.

Q: Who can I call for customer support and questions?

A: You can continue calling the same people, and using the same communication channels, you have been to date. Nothing changes on that front.

Q: How will the companies be integrated?

A: For the foreseeable future, we’ll continue to operate separately. It will be business as usual.

Q: Will Market Leader continue to invest in and enhance its products?

A: Absolutely. We have a very active pipeline of new features and enhancements, and this combination will increase the pace at which we will continue to deliver them to you.

Q: Will this make it easier for me to add my Trulia leads to Market Leader Professional or Business Suite?

A: Stay tuned. We’ll have something special to announce on that very soon.

Forward-Looking Statements

Statements made in this communication and related statements that express Market Leader, Inc.’s (“Market Leader”) or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Market Leader’s expectations, strategy, plans or intentions. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the ability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of Market Leader’s shareholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the effect of the merger transaction on pricing, spending, third-party relationships and revenues; and other factors described in Market Leader’s reports filed with the SEC, including our annual report for the year ended December 31, 2012 and subsequent quarterly reports filed with the SEC, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Market Leader disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Important Additional Information about the Proposed Transaction

This filing is being made in respect of a proposed business combination involving Trulia, Inc. (“Trulia”) and Market Leader. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this filing are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

Market Leader, Inc. will mail the proxy statement/prospectus to each of its shareholders. THE PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC RELATED TO THE PROPOSED

TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT TRULIA, MARKET LEADER, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC (OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) IN CONNECTION WITH THE PROPOSED MERGER, WHEN AVAILABLE.

Investors and shareholders will be able to obtain free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Market Leader and Trulia through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the definitive proxy statement/prospectus (when available) and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.marketleader.com. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.trulia.com.

Participants in the Acquisition of Market Leader

Market Leader, Trulia and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Market Leader’s shareholders in connection with the proposed merger transaction will be set forth in the Registration Statement on Form S-4 and proxy statement/prospectus described above when filed with the SEC. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information above.